UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

CELL GENESYS, INC.

(Name of applicant)

400 Oyster Point Boulevard, Suite 525, South San Francisco, California 94080

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount*
3.125% Convertible Senior Notes due May 1, 2013	Up to aggregate principal amount of $21,175,000

Approximate date of proposed public offering:

As promptly as possible after the effectiveness of this Application for Qualification

Name and address of agent for service:

STEPHEN A. SHERWIN, M.D.

Chairman of the Board and Chief Executive Officer

400 Oyster Point Boulevard, Suite 525

South San Francisco, California 94080

(650) 266-3000

With copies to:

SAMUEL ZUCKER, Esq. ERIC C. SIBBITT, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600

*	The actual aggregate principal amount of 3.125% Convertible Senior Notes due May 1, 2013 to be issued pursuant to the New Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Company’s 3.125% Convertible Senior Notes due November 1, 2011 that are exchanged as described in Item 2.

THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS APPLICATION, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.

GENERAL

1. General Information.

(a) The applicant, Cell Genesys, Inc. (the “Company”), is a corporation.

(b) The Company is incorporated under the laws of the State of Delaware.

2. Securities Act Exemption Applicable.

Pursuant to the terms and subject to the conditions set forth in the Schedule TO and Offer to Exchange, originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2009, by the Company, as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on June 1, 2009 (the “Offer to Exchange”), and the accompanying Letter of Transmittal, dated March 22, 2009, the Company is offering to exchange (the “Exchange Offer”) the Company’s 3.125% Convertible Senior Notes due May 1, 2013 (the “New Notes”), the Company’s common stock, par value $0.001 per share (the “Common Stock”), and cash consideration for any and all of the Company’s outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Old Notes”). The Company may issue up to $21,175,000 aggregate principal amount of New Notes pursuant to the Exchange Offer. The aggregate principal amount of New Notes actually issued pursuant to the Exchange Offer will depend on the aggregate principal amount of Old Notes tendered for exchange. The complete terms and conditions of the Exchange Offer are contained in the Offer to Exchange and the related documents, which are incorporated herein by reference to Exhibits T3E.1 through T3E.9 hereto (the “Tender Offer Materials”).

The New Notes will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Indenture, see Item 8 of this Application. The Old Notes were originally issued by the Company, pursuant to an indenture, dated October 20, 2004 (the “Old Indenture”), between the Company and U.S. Bank, National Association, as trustee.

No tenders of Old Notes will be accepted before the effective date of this Application.

The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:

•	The New Notes are being offered for exchange by the Company with its existing security holders exclusively and solely for Old Notes of the Company.

•

There have not been any sales of securities of the same class as the New Notes by the Company by or through an underwriter at or about the time of the Exchange Offer, nor are there any such sales planned.

•

The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and regular employees, such officers and regular employees will not receive additional compensation for making such solicitations.

•

The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged U.S. Bank National Association as the exchange agent for the Exchange Offer and as trustee under the New Indenture (the “Trustee”). The Trustee will receive reasonable and customary fees for its services in such capacities. Such fees are not conditioned on the success of the Exchange Offer. The Trustee is not authorized to solicit the exchange of Old Notes in the Exchange Offer. The Trustee, in its capacity as the exchange agent for the Exchange Offer, will provide to the registered holders of the Old Notes (each a “Holder” and collectively, the “Holders”) only information otherwise contained in the Offer to Exchange and related documents and general information regarding the mechanics of the exchange process and will also provide the acceptance and exchange services with respect to the exchange of Old Notes for New Notes. Officers and regular employees of the Company may provide information concerning the Exchange Offer to the Holders but will not receive any additional compensation for doing so.

•

No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than (i) the payment of any applicable taxes, in accordance with the terms of the Tender Offer Materials or (ii) if such Holder tenders its Old Notes through its broker, dealer, commercial bank, trust company or other institution, any applicable fees or commissions.

AFFILIATIONS

3. Affiliates.

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which is incorporated herein by reference.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

Set forth below are the names and all offices of all directors and executive officers of the Company and all persons chosen to become directors or executive officers. The mailing address for each director and executive officer is c/o Cell Genesys, Inc., 400 Oyster Point Boulevard, Suite 525, South San Francisco, California 94080 and each person’s telephone number is (650) 266-3000.

Name	Office(s)
Stephen A. Sherwin, M.D.	Chairman of the Board and Chief Executive Officer

David W. Carter	Director

Nancy M. Crowell	Director

James M. Gower	Director

John T. Potts, Jr.	Director

Thomas E. Shenk	Director

Eugene L. Step	Director

Inder M. Verma	Director

Dennis L. Winger	Director

Sharon E. Tetlow	Senior Vice President and Chief Financial Officer

Marc L. Belsky	Vice President, Finance and Chief Accounting Officer

Robert Tidwell	Senior Vice President, Corporate Development

5. Principal Owners of Voting Securities.

As of May 15, 2009, based on publicly available information, the Company believes that the following person beneficially owns ten percent or more of the voting securities of the Company:

Names and Complete Mailing Address	Title of Class Owned	Amount Owned		Percentage of Voting Securities Owned(1)
Kopp Holding Co., LLC 7701 France Avenue South, Suite 500 Edina, MN 55435	Common Stock	11,864,444	(2)	13%

(1)	Percentage of voting securities owned is based on 91,809,651 shares of the Company’s Common Stock, par value $0.001 per share, outstanding as of May 21, 2009.
(2)	Information derived from a Schedule 13D/A filed by Kopp Holding Co., LLC on May 4, 2009.

UNDERWRITERS

6. Underwriters.

(a) During the three years prior to the date of the filing of this Application, each of the following persons has acted as an underwriter or placement agent of the Company’s securities.

Name of Underwriter and Mailing Address	Class of Securities Underwritten
Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, NY 10010-3629	Common Stock Warrants to Purchase Common Stock

Needham & Company, LLC 445 Park Avenue New York, NY 10022	Common Stock Warrants to Purchase Common Stock

Canaccord Adams Inc. 99 High Street Boston, MA 02110	Common Stock Warrants to Purchase Common Stock

Cantor Fitzgerald & Co. 110 East 59th Street New York, NY 10022	Common Stock Warrants to Purchase Common Stock

(b) The New Notes will be exchanged for Old Notes without the assistance of an underwriter.

CAPITAL SECURITIES

7. Capitalization.

(a) The table below sets forth the amount authorized and amount outstanding of each class of the Company’s securities as of May 21, 2009.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001 per share	275,000,000	91,809,651
Preferred Stock, par value $0.001 per share	5,000,000	0
3.125% Convertible Senior Notes due November 1, 2011	$145,000,000 (convertible into up to 15,934,065 shares of common stock at a conversion price of $9.10 per share)	$68,307,000 (convertible into up to 7,506,263 shares of common stock at a conversion price of $9.10 per share)

(b) At all meetings of the Company’s stockholders, each holder of common stock is entitled to one vote for each share of common stock entitled to vote and registered such holder’s name.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the New Indenture. The following is a general description of certain provisions of the New Indenture. The description is qualified in its entirety by reference to the New Indenture, which is filed as Exhibit T3C.1 hereto and incorporated herein by reference. Capitalized terms used below and not otherwise defined herein have the meanings ascribed to them in the New Indenture.

(a) Events of Default; Withholding of Notice of Default to Holders of the New Notes

Each of the following is an event of default under the New Indenture:

(1) the Company’s failure to pay when due the principal of any of the New Notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2) the Company’s failure to pay an installment of interest (including additional amounts, if any) on any of the New Notes for 30 days after the date when due;

(3) the Company’s failure to perform or observe any other term, covenant or agreement contained in the New Notes or the New Indenture for a period of 60 days after written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the New Notes then outstanding;

(4) a default under any indebtedness for money borrowed by the Company or any of its subsidiaries that is a “significant subsidiary” (as defined in Rule 405 of the Securities Act) the aggregate outstanding principal amount of which is in an amount in excess of $10.0 million, for a period of 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% in aggregate principal amount of the New Notes then outstanding, which default:

•	is caused by a failure to pay principal or interest when due on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

•	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled or such indebtedness is discharged; and

(5) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its subsidiaries that is a significant subsidiary.

The New Indenture provides that the Trustee will, within 90 days of the occurrence of a default, give to the registered holders of the New Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or interest on, any of the New Notes when due or in the payment of any redemption or repurchase obligation.

If an event of default specified in clause (5) above occurs and is continuing with respect to the Company, then automatically the principal of all the New Notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above with respect to the Company (the default not having been cured or waived in accordance with the terms of the New Indenture), the Trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding may declare the New Notes due and payable at their principal amount together with accrued interest, and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of the New Notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the New Notes then outstanding if all events of default (other than the nonpayment of amounts due solely as a result of such acceleration) have been cured or waived.

The New Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of the New Notes before proceeding to exercise any right or power under the New Indenture at the request of such holders. The New Indenture provides that the holders of a majority in aggregate principal amount of the New Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

The Company is required to furnish annually to the Trustee a statement as to the fulfillment of the Company’s obligations under the New Indenture.

(b) Authentication and Delivery of the New Notes; Application of Proceeds

The New Notes will be executed on behalf of the Company by the Chairman of the Board, the Vice Chairman, the Chief Executive Officer, the President, any Vice President, the Treasurer, the Controller, or the Secretary or any Assistant Treasurer or Assistant Secretary of the Company (each an “Officer”). The signature of any Officer on the New Notes may be manual or facsimile.

New Notes bearing the manual or facsimile signatures of individuals who were, at the time of the execution of the New Notes, Officers will bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Notes or did not hold such offices at the date of authentication of such New Notes.

No New Note will be entitled to any benefit under the New Indenture or be valid or obligatory for any purpose unless there appears on such New Note a certificate of authentication substantially in the form provided for in the New Indenture duly executed by the Trustee by manual signature of an authorized signatory, and such certificate upon any New Note shall be conclusive evidence, and the only evidence, that such New Note has been duly authenticated and delivered under the New Indenture.

The Trustee will authenticate and deliver the New Notes for original issue in an aggregate principal amount of $21,175,000 (or such lesser amount necessary to consummate the Exchange Offer) upon one or more written requests or orders signed in the name of the Company by any two Officers without any further action by the Company. The aggregate principal amount of the New Notes due on the maturity date for the New Notes outstanding at any time may not exceed the amount set forth in the foregoing sentence.

The New Notes shall initially be issued only in the form of one or more Global Securities in definitive, fully-registered form without coupons and only in denominations of $1,000 of principal amount or any integral multiple of $1,000. To the extent that the holder of the New Notes would otherwise be entitled to receive a principal amount of New Notes that is not an integral multiple of $1,000, the principal amount of New Notes that such holder will actually receive will be rounded down to nearest $1,000 and such holder will receive a cash payment equal to the difference between the rounded and unrounded principal amounts, rounded down to nearest whole cent, in lieu of such difference.

The Company will not receive any proceeds from the issuance of the New Notes.

(c) Release and Substitution of Any Property Subject to the Lien of the New Indenture

The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

(d) Satisfaction and Discharge of the New Indenture

The New Indenture will cease to be of further effect (except as to any surviving rights expressly provided for in the New Indenture, as discussed further below), and the Trustee, on demand of and at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the New Indenture, when:

(1) either (A) all New Notes previously authenticated and delivered (other than (i) New Notes which have been destroyed, lost or stolen and which have been replaced or paid and (ii) New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company as provided in the New Indenture) have been delivered to the Trustee for cancellation, or (B) all such New Notes not previously delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be irrevocably deposited cash with the Trustee or a paying agent (other than the Company or any of its affiliates) as trust funds in trust for the purpose of and in an amount sufficient to pay and discharge the entire indebtedness on such New Notes not previously delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of New Notes which have become due and payable);

(2) no event of default under the New Indenture (or event which, with the giving of notice or the lapse of time, or both, would become such an event of default) has occurred and is continuing on the date of such deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(3) the Company has paid or caused to be paid all other sums payable under the New Indenture by the Company; and

(4) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent in the New Indenture relating to the satisfaction and discharge of the New Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the New Indenture, certain compensation and indemnification obligations of the Company to the Trustee under the New Indenture shall survive and, if money shall have been deposited with the Trustee as described in subclause (B) of clause (1) above, certain provisions of the New Indenture relating to payment, purchases, conversion, redemption, replacement, satisfaction and discharge, and registration of transfer or exchange of the New Notes, shall survive until the New Notes have been paid in full.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the New Indenture

The Company will deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2009) an officers’ certificate, stating whether or not to the knowledge of the signers thereof, the Company is in default in the performance and observance of any of the terms, provisions and conditions of the New Indenture (without regard to any period of grace or requirement of notice provided hereunder) and if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9. Other Obligors.

None.

Contents of Application For Qualification

This application for qualification comprises:

(a) pages numbered 1 to 12, consecutively;

(b) the statement of eligibility and qualification on Form T-1 of the Trustee under the New Indenture (included as Exhibit 25.1 hereto); and

(c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description
Exhibit T3A.1	Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 filed with the Company’s Registration Statement on Form S-3/A (Reg. No. 333-102122) filed with the SEC on January 30, 2003)

Exhibit T3A.2	Certificate of Amendment to Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)

Exhibit T3A.3	Certificate of Amendment to Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

Exhibit T3A.4	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (Incorporated by reference to Exhibit 3.3 filed with the Company’s Registration Statement on Form S-3/A (Reg. No. 333-102122) filed with the SEC on January 30, 2003)

Exhibit T3A.5	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (Incorporated by reference to Exhibit 3.4 filed with the Company’s Registration Statement on Form S-3/A (Reg. No. 333-102122) filed with the SEC on January 30, 2003)

Exhibit T3A.6	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (Incorporated by reference to Exhibit 3.5 filed with the Company’s Registration Statement on Form S-3/A (Reg. No. 333-102122) filed with the SEC on January 30, 2003)

Exhibit T3A.7	Amended and Restated Preferred Shares Rights Agreement, dated as of July 26, 2000 between the Company and Fleet National Bank (Incorporated by reference to the Registrant’s Form 8-A12G/A dated July 28, 2000)

Exhibit T3B.1	Amended and Restated Bylaws dated October 17, 2007 (Incorporated by reference to Exhibit 3.1 filed with the Company’s Current Report on Form 8-K dated October 23, 2007)

Exhibit T3C.1	Form of Indenture between the Company and U.S. Bank National Association*

Exhibit T3E.1	Offer to Exchange, dated May 22, 2009, as amended (Incorporated by reference to Exhibit 99.(a)(1)(A) to the Company’s Schedule TO filed on May 22, 2009 and incorporated by reference to the Company’s Amendment No. 1 to Schedule TO filed on June 1, 2009)

Exhibit T3E.2	Letter of Transmittal, dated May 22, 2009 (Incorporated by reference to Exhibit 99.(a)(1)(B) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.3	Notice of Guaranteed Delivery (Incorporated by reference to Exhibit 99.(a)(1)(C) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.4	Form of Notice of Withdrawal (Incorporated by reference to Exhibit 99.(a)(1)(D) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit 99.(a)(1)(E) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.6	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit 99.(a)(1)(F) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.7	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exhibit 99.(a)(1)(G) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.8	Press Release, dated May 11, 2009 (Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K dated May 11, 2009)

Exhibit T3E.9	Press Release, dated May 22, 2009 (Incorporated by reference to Exhibit 99.(a)(1)(F) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3F.1	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended**

Exhibit 25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended**

*	Filed herewith.
**	Previously filed.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Cell Genesys, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of South San Francisco, and State of California, on this 1st day of June, 2009.

(SEAL)		CELL GENESYS, INC.

		By:	/s/ Stephen A. Sherwin
		Name:	Stephen A. Sherwin
		Title:	Chairman of the Board and Chief Executive Officer
Attest:	/s/ Sharon E. Tetlow
Name:	Sharon E. Tetlow
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit T3A.1	Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 filed with the Company’s Registration Statement on Form S-3/A (Reg. No. 333-102122) filed with the SEC on January 30, 2003)

Exhibit T3A.2	Certificate of Amendment to Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)

Exhibit T3A.3	Certificate of Amendment to Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

Exhibit T3A.4	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (Incorporated by reference to Exhibit 3.3 filed with the Company’s Registration Statement on Form S-3/A (Reg. No. 333-102122) filed with the SEC on January 30, 2003)

Exhibit T3A.5	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (Incorporated by reference to Exhibit 3.4 filed with the Company’s Registration Statement on Form S-3/A (Reg. No. 333-102122) filed with the SEC on January 30, 2003)

Exhibit T3A.6	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (Incorporated by reference to Exhibit 3.5 filed with the Company’s Registration Statement on Form S-3/A (Reg. No. 333-102122) filed with the SEC on January 30, 2003)

Exhibit T3A.7	Amended and Restated Preferred Shares Rights Agreement, dated as of July 26, 2000 between the Company and Fleet National Bank (Incorporated by reference to the Registrant’s Form 8-A12G/A dated July 28, 2000)

Exhibit T3B.1	Amended and Restated Bylaws dated October 17, 2007 (Incorporated by reference to Exhibit 3.1 filed with the Company’s Current Report on Form 8-K dated October 23, 2007)

Exhibit T3C.1	Form of Indenture between the Company and U.S. Bank National Association*

Exhibit T3E.1	Offer to Exchange, dated May 22, 2009, as amended (Incorporated by reference to Exhibit 99.(a)(1)(A) to the Company’s Schedule TO filed on May 22, 2009 and incorporated by reference to the Company’s Amendment No. 1 to Schedule TO filed on June 1, 2009)

Exhibit T3E.2	Letter of Transmittal, dated May 22, 2009 (Incorporated by reference to Exhibit 99.(a)(1)(B) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.3	Notice of Guaranteed Delivery (Incorporated by reference to Exhibit 99.(a)(1)(C) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.4	Form of Notice of Withdrawal (Incorporated by reference to Exhibit 99.(a)(1)(D) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit 99.(a)(1)(E) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.6	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit 99.(a)(1)(F) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.7	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exhibit 99.(a)(1)(G) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3E.8	Press Release, dated May 11, 2009 (Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K dated May 11, 2009)

Exhibit T3E.9	Press Release, dated May 22, 2009 (Incorporated by reference to Exhibit 99.(a)(1)(F) to the Company’s Schedule TO filed on May 22, 2009)

Exhibit T3F.1	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended**

Exhibit 25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended**

*	Filed herewith.
**	Previously filed.